Exhibit 99.4

ORANGE FIRST TO LAUNCH PHOTO MESSAGING ROAMING FOR ALL ITS CUSTOMERS
— ALSO LAUNCHES PAY AS YOU GO PHOTO MESSAGING —

•	Photo message roaming available in up to 10 networks
•	for pay monthly customers and 8 networks for PAYG
•	40p per message with no charge to receive
•	Pay as you go Photo Messaging available on the Sony
•	Ericsson T68i at launch closely followed by the Sony Ericsson T300
•	Free photo messages for all Orange customers in December 2002, January and February 2003

London. October 24, 2002. Orange, the UK’s most popular mobile phone service, today announced it will be launching Photo Messaging to its pay as you go customers and PhotoMessaging roaming capabilities for its all its customers on Monday 28th October 2002. Orange will be the first network to offer Photo Messaging roaming services in the UK, after launching to its pay monthly customer base in August of this year.

Orange launches pay as you go Photo Messaging
The Orange Photo Messaging service allows pay as you go customers to take photos with their Orange phone and send them with text and sound clips to other photo messaging phones or email addresses immediately. Orange customers with non-photo messaging phones, or recipients on another network, will receive a text message inviting them to view their photo message on www.orange.co.uk/mms website.

 The Sony Ericsson T68i with separate Communicam camera attachment will be available on Orange pay as you go from launch with the Sony Ericsson T300 following closely after. The Sony Ericsson T68i on pay as you go costs £249.99 (Communicam camera can be purchased separately for £119.99) and the Sony Ericsson T300 will be £199.99 (this price includes Communicam).

Orange pay as you go customers will benefit from the same simple, easy to understand pricing structure as pay monthly customers where they will be charged 40p per message sent, with no charge to receive. If a pay as you go customer does not have enough credit on their phone to send a photo message they will receive a text message informing them that the recipient could not receive the message and list the mobile number.

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Using Orange Photo Messaging abroad

From Monday 28th October 2002 it will also be possible for both Orange pay monthly and pay as you go customers to send and receive photo messages abroad. Orange pay monthly customers will be able to use photo messaging on 10 networks, while pay as you go customers will be able to in eight countries (outlined below), with further countries being rolled out in the comings months. As an introductory price promotion all Orange customers will be charged a fixed rate of 40p per message sent with no cost to receive as in the UK*.

PAY M		PAYG

Country	Network	Country	Network

Belgium	Mobistar	Belgium	Mobistar

France	Orange	France	Orange

Germany	Eplus	Germany	Eplus

Holland	Dutchtone	Holland	Dutchtone

Portugal	Optimus	Portugal	Optimus

Spain	Telefonica	Spain	Telefonica

Switzerland	Orange	Switzerland	Orange

Italy	Wind	Italy	Wind

Poland	ERA

Finland	Sonera

Orange pay monthly customers will have to manually select the network shown above to access photo messaging services abroad, because only certain networks abroad will be able to operate photo messaging technology. Orange pay as you go customers will have automatic access to photo messaging services in the networks outlined above.

David Taylor, Commercial Director Orange UK, comments “We are delighted to be the first UK mobile network able to offer Photo Messaging roaming capabilities for all our customers and to be launching pay as you go Photo Messaging. Photo Messaging has proved tremendously popular amongst our pay monthly customers and we expect to see this growth continue now that our whole customer base has access to these services in the UK and abroad.

The next crucial stage for the mobile phone industry is to enable customers to send photo messages across the different networks. Both handset and network interoperability will be the key drivers for industry growth. Orange hopes that this will be achieved by first quarter 2003”.

Free photo messages for Orange customers over the festive period.

Orange is also offering all of its customers free photo messages during December 2002, January, and February 2003 subject to a fair usage policy terms and conditions apply, providing the perfect opportunity to send photo messages to friends and family throughout the festive season.

ENDS

Notes to Editors

* the introductory price promotion is valid until 1st May 2003

•	Orange, wirefree and any other Orange product or service referred to in this release are trademarks of Orange.
•	Orange provides a broad range of personal communications services, including Orange GSM 1800 services and other digital cellular telephone services.
•	In August 2000 Orange plc was acquired by France Telecom, leading to the creation of Europe’s second largest mobile operator. The new Orange has operations in 21 countries across Europe and beyond.
•	As at the end of June 2002, Orange had over 12.8 million customers in the UK, 18.6 million in France and approximately 41.4 million controlled customers worldwide.
•	The Oftel network performance survey, published in June 2002 showed that on a percentage basis, Orange had more calls which were successful overall than any other operator. In the survey, which was audited by BABT, Orange was shown to have an overall call success rate of 97.8% of calls connected and completed successfully. Other networks’ comparable figures were Vodafone 97.5%, O2 97.3% and T-Mobile 95.1%.
•	In May 2002, the fifth annual J.D. Power and Associates UK Mobile Customer Satisfaction Study showed that Orange ranks as the number one telephone service for customer satisfaction in the contract sector.
•	In September 2002 Orange won the Mobile Choice consumer award for Best Network. Mobile Choice said ‘The majority of Orange customers were more than satisfied with the service from the UK’s biggest network. Orange received glowing accolades for every aspect of its service – coverage, reliabiity, customer service and tariffs.
•	Orange provides high quality coverage to 99% of the UK population and over 80% of the geographic area. Coverage is based on hand portable, unlike some other operators which choose to base their coverage on boosted car kits.
•	Orange UK now offers roaming in 124 countries on 276 networks.
•	Information about Orange can be found on the Orange website at www.orange.co.uk and media information can be found at www.orange.com
•	For further information, call the Orange media centre on 020 7984 2000